Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

	Nine Month Period Ended, September 30,	Year Ended December 31,
(Amounts in thousands)	2005	2004	2003	2002	2001	2000

Earnings (loss) income before income taxes:	$(12,398)	7,495	6,512	902	(8,144)	(8,830)
Add: Fixed charges	$143	189	110	111	110	102

Earnings (loss) as Adjusted	$(12,255)	7,684	6,622	1,013	(8,034)	(8,728)

Fixed Charges	$143	189	110	111	110	102
Preferred dividends	$1,282	1,600	1,600	1,629	1,680	1,689
Total combined fixed charges and preferred stock dividends	$1,425	1,789	1,710	1,740	1,790	1,791

Excess/(deficiency) of earnings to cover fixed charges	$(12,398)	7,495	6,512	902	(8,144)	(8,830)
Excess/(deficiency) of earnings to cover fixed charges and preferred stock dividends	$(13,823)	5,895	4,912	(727)	(9,824)	(10,519)